Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

August 2, 2024

VIA EDGAR TRANSMISSION

Ms. Kim McManus
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality Growth ETF (S000085931)

Dear Ms. McManus,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on July 8, 2024 regarding the Trust’s Post-Effective Amendment No. 858 (“PEA No. 858”) to its registration statement, filed on behalf of its proposed new series, Jensen Quality Growth ETF (the “Fund”). PEA No. 858 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on May 15, 2024 for the purpose of registering the Fund as a new series of the Trust. A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 858.

The Trust’s responses to your comments are as follows:

Prospectus – General Comments

1.Staff Comment: Please file supplementary responses no later than five business days before the effective date of the next PEA filed with respect to the Fund.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the proposed effective date of the next PEA filed with respect to the Fund.

2.Staff Comment: Please complete all bracketed information.

Response: The Trust responds by confirming that all missing information will be included in the registration statement filed pursuant to Rule 485(b).

3.Staff Comment: On the front cover page, please include the principal trading market, ticker symbol and legend required by Rule 481(b) and Item 1(a) of Form N-1A.

Response: The Trust responds by making the requested revisions.

Prospectus – Fees and Expenses of the Fund

4.Staff Comment: Please confirm that there are no fee reimbursements or recoupment arrangements.

Response: The Trust responds by confirming that there are no fee reimbursements or recoupment arrangements.

5.Staff Comment: Please eliminate the brokerage commissions sentence from the Example to precisely track Form N-1A.

Response: The Trust responds by removing the sentence.

Prospectus – Principal Risks of Investing in the Fund

6.Staff Comment: Please revise the ETF Risk to explain whether it is expected that creation units will be purchased and/or redeemed primarily with cash. If yes, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Trust responds by adding the following sub-risk to the ETF Risk:

“Cash Redemption Risk. The Fund expects that creation units will be purchased and/or redeemed primarily through in-kind delivery of portfolio securities. To the extent that the Fund permits creation units to be redeemed with cash, doing so may cause the Fund to incur certain costs including brokerage costs and taxable gains or losses that it might not have incurred if it had redeemed creation units through in-kind delivery of portfolio securities. These costs could be imposed on the Fund, which would decrease the Fund’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.”

7.Staff Comment: In the ETF Risk, please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants, that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent those authorized participants exit the business, or are unable to process creation and/or redemption orders, and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF shares. In addition, please note that this could lead to differences between the market price of the ETF shares, and the underlying value of those shares.

Response: The Trust responds by confirming that the securities underlying the ETF are not traded outside of a collateralized settlement system.

8.Staff Comment: Please consider whether an environmental, social and governance (“ESG”) specific risk is appropriate for the Fund.

Response: The Trust responds by confirming that an ESG specific risk is not necessary for the Fund as the Adviser does not make investment decisions solely based on ESG factors. The Adviser incorporates ESG risks in its assessment of current and future investments in the Fund to assess whether company management has adequately managed the impact of ESG risks to mitigate business risks and enhance shareholder value. ESG assessment represents a minor part of the Adviser's risk analysis. As such, the Trust respectfully declines to include an ESG specific risk.

Prospectus – Item 9 Principal Investment Strategies

9.Staff Comment: Please provide examples of the ESG criteria considered.

Response: The Trust responds supplementally that the Adviser does not make portfolio purchase or sale decisions solely based on its evaluation of ESG factors and therefore ESG criteria is not applicable for the Fund.

10.Staff Comment: The disclosure states that “equity securities” may include convertible debt securities. Please confirm your understanding that the Fund may not include convertible debt securities in its 80% basket of equity securities if the convertible debt is deep out of the money (i.e., unlikely to convert).

Response: The Trust responds by confirming its understanding that the Fund may not include convertible debt securities in its 80% basket of equity securities if the convertible debt is unlikely to convert.

Prospectus – The Fund’s Portfolio Securities
11.Staff Comment: Please expand to clarify how the first and fourth bullet points under this section header differ. Is the fourth intended to cover “equity securities” other than common stock and/or exchanges other than the NYSE and NASDAQ?

Response: The Trust responds by revising the disclosure to clarify that the first bullet point is intended to address domestic securities and the fourth bullet point is intended to address foreign securities listed on a major United States stock exchange.

SAI – Fundamental Investment Restrictions

12.Staff Comment: Please revise the concentration sentence to address the Fund’s ability to concentrate in any particular industry, or “group of industries” consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust responds by revising the fundamental investment restriction as follows:

“Concentrate its investments in any one industry or group of industries if, as a result, 25% or more of the Fund’s assets will be invested in such industry or group of industries. This restriction, however, does not limit the Fund from investing in obligations issued or guaranteed by the U.S. government, or its agencies or instrumentalities.”

SAI – Acceptance of Orders of Creation Units

13.Staff Comment: Please delete subsections (d) and (f) in the first paragraph under the heading “Acceptance of Orders of Creation Units”. It has been the Staff’s experience in recent years that the majority of registrants have removed these items from the list of circumstances under which the Fund may reject orders for creation units.

Response: The Trust responds by making the requested revisions.

Part C – Exhibit List

14.Staff Comment: Please revise to clarify that Exhibit L, the consent of the independent registered public accounting firm, is not applicable.

Response: The Trust responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton of U.S. Bank Global Fund Services, the Trust’s administrator, at 513-520-5925 or jay.fitton@usbank.com

Sincerely,

/s/ Jay S. Fitton
Jay S. Fitton
Secretary
Trust for Professional Managers
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